FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2010

Commission File Number 1-8320

Hitachi, Ltd.

(Translation of registrant’s name into English)

6-6, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8280, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No       X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K contains the following:

1.	Press release dated July 5, 2010 regarding comments on the articles of hydroelectric power generation system business

2.	Press release dated July 5, 2010 regarding Hitachi, Mitsubishi Electric and Mitsubishi Heavy Industries’ agreement to discuss consolidation of hydroelectric power generation system business

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hitachi, Ltd.
(Registrant)

Date July 12, 2010	By	/s/ Toshiaki Kuzuoka
Toshiaki Kuzuoka
Vice President and Executive Officer

FOR IMMEDIATE RELEASE

Hitachi Comments on the Articles of Hydroelectric Power Generation System Business

Tokyo, July 5, 2010 — Hitachi, Ltd. (NYSE: HIT / TSE: 6501) today commented on articles on a tie-up in hydroelectric power generation system business. However, no decision as reported has been made.

About Hitachi, Ltd.

Hitachi, Ltd. (NYSE: HIT / TSE: 6501), headquartered in Tokyo, Japan, is a leading global electronics company with approximately 360,000 employees worldwide. Fiscal 2009 (ended March 31, 2010) consolidated revenues totaled 8,968 billion yen ($96.4 billion). Hitachi will focus more than ever on the Social Innovation Business, which includes information and telecommunication systems, power systems, environmental, industrial and transportation systems, and social and urban systems, as well as the sophisticated materials and key devices that support them. For more information on Hitachi, please visit the company’s website at http://www.hitachi.com.

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Hitachi, Ltd.

Mitsubishi Electric Corporation

Mitsubishi Heavy Industries, Ltd.

Hitachi, Mitsubishi Electric and Mitsubishi Heavy Industries Agree to Discuss

Consolidation of Hydroelectric Power Generation System Business

Tokyo, July 5, 2010 – Hitachi, Ltd. (NYSE: HIT / TSE: 6501, “Hitachi”), Mitsubishi Electric Corporation (TSE: 6503, “Mitsubishi Electric”) and Mitsubishi Heavy Industries, Ltd. (TSE: 7011, “MHI”) today announced that they have reached a basic agreement calling for the three companies to initiate concrete discussions toward consolidation of their hydroelectric power generation system operations in a quest to strengthen and expand related business. Going forward the three companies look to jointly establish an operational company and build up a coherent business structure by integrating their various activities pertaining to hydroelectric power generation systems, including marketing, servicing, engineering, development and design, in order to further develop the business aggressively.

In the coming years, hydroelectric power generation is expected to attract continuous demand as a clean renewable energy contributing toward the realization of a low-carbon society. In Japan, while the number of projects to build large-scale new plants has been decreasing, demand for renovation and preventive maintenance of existing power generation facilities and for upgrading of power generation capacity is expected to remain solid. In overseas markets, vigorous and sustained demand is anticipated in such countries as China, where large-scale electric power development projects leveraging the nation’s abundant water resources are in progress, as well as in Latin America and India. The business environment continues to be severe, however, due to Chinese manufacturers’ expansion into overseas markets, in addition to existing competition with European companies.

Under these business circumstances, Hitachi, Mitsubishi Electric and MHI reached a common recognition that the most effective and expeditious means to strengthen and expand related business would be to pool their respective operating resources and engage jointly in hydroelectric power generation system operations. Through integration of their engineering, development and design functions, the three companies will secure the human resources to maintain and pass on to the next generation their technologies and expertise unique to hydroelectric power generation system business. With this initiative, the companies also will strengthen the competitiveness of their world-leading technologies in pumped storage power generation, particularly in a field where high speeds, large capacities and high heads are required. Especially in the area of variable-speed pumped-storage power generation*, which is superior in responding to fluctuations in electricity demand and therefore expected to attract rising market demand, the three companies aim to secure the world’s leading position. For manufacturing, an optimal production structure will be established through organic coordination of the three companies’ production facilities and development of overseas activities as well.

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Through business integration, the three companies will secure knowledge of market needs precisely and strengthen and expand their hydroelectric power generation system business through development and provision of products offering the advanced technologies required. Through these activities, the three companies look to contribute further toward the realization of a low-carbon society and stable supply of electricity.

*	Note: A pumped storage power generation system consists primarily of an underground power generation plant and two water reservoirs – on the upper and lower sides of the plant. By releasing the water stored in the upper reservoir into the lower reservoir and thereby driving pump-turbines, power is generated. By pumping up the water in the lower reservoir to the upper reservoir using surplus electricity when electricity demand is low, repetitive power generation becomes possible. A variable-speed pumped-storage power generation system, which is capable of instant adjustment of power generation, is regarded as a promising technology for large-scale power generation/storage systems that contribute to power grid stability.

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Outline of New Company (as currently planned)

1. Operation commencement:	October 1, 2011

2. Shareholders:	50%: Hitachi, Ltd.

50%: Two Mitsubishi companies (Mitsubishi Electric Corporation and Mitsubishi Heavy Industries, Ltd.), with each company’s shareholding ratio to be decided later.

3. Scope of business:

a.	Marketing, installation and after-sale servicing of hydroelectric power generation systems, for electric utilities both in Japan and overseas.

b.	Engineering relating to hydroelectric power generation systems

c.	Development and design of main components for hydroelectric power generation systems, including water turbines, water turbine generators and control systems

N.B.	The company name, representative, head office location, capitalization, etc. will be decided at a later date.

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About Hitachi, Ltd.

Hitachi, Ltd. (NYSE: HIT / TSE: 6501), headquartered in Tokyo, Japan, is a leading global electronics company with approximately 360,000 employees worldwide. Fiscal 2009 (ended March 31, 2010) consolidated revenues totaled 8,968 billion yen ($96.4 billion). Hitachi will focus more than ever on the Social Innovation Business, which includes information and telecommunication systems, power systems, environmental, industrial and transportation systems, and social and urban systems, as well as the sophisticated materials and key devices that support them.

For more information on Hitachi, please visit the company’s website at http://www.hitachi.com.

About Mitsubishi Electric Corporation

With over 85 years of experience in providing reliable, high-quality products to both corporate clients and general consumers all over the world, Mitsubishi Electric Corporation (TSE: 6503) is a recognized world leader in the manufacture, marketing and sales of electrical and electronic equipment used in information processing and communications, space development and satellite communications, consumer electronics, industrial technology, energy, transportation and building equipment. The company recorded consolidated group sales of 3,353.2 billion yen (US$ 36.1 billion*) in the fiscal year ended March 31, 2010.

For more information visit http://global.mitsubishielectric.com

*	At an exchange rate of 93 yen to the US dollar, the rate given by the Tokyo Foreign Exchange Market on March 31, 2010

About Mitsubishi Heavy Industries, Ltd.

Mitsubishi Heavy Industries, Ltd. (TSE: 7011,”MHI”), headquartered in Tokyo, Japan, is one of the world’s leading heavy machinery manufacturers, with consolidated sales of 2,940.8 billion yen in fiscal 2009 (year ended March 31, 2010). MHI’s diverse lineup of products and services encompasses shipbuilding, power plants, chemical plants, environmental equipment, steel structures, industrial and general machinery, aircraft, space rocketry and air-conditioning systems.

For more information, please visit the MHI website (http://www.mhi.co.jp/en/index.html).

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